

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2022

Keefer M. Lehner
Chief Financial Officer
KLX Energy Services Holdings, Inc.
3040 Post Oak Boulevard
15th Floor
Houston, TX 77056

> **Re: KLX Energy Services Holdings, Inc.**
> **Form 10-KT for the Year Ended December 31, 2021**
> **Filed March 14, 2022**
> **File No. 001-38609**

Dear Keefer M. Lehner:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation